UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 19, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR MARCH 2021

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In March 2021, the Company’s passenger transportation capacity (measured by available seat-kilometres) increased by 143.74% year-on-year, among which, the passenger transportation capacity of its domestic and regional routes increased by 216.52% and 11.12% year-on-year, respectively, while the passenger transportation capacity of its international routes decreased by 76.47% year-on-year; passenger traffic volume (measured by revenue passenger-kilometres) increased by 219.91% year-on-year, among which, the passenger traffic volume of its domestic and regional routes increased by 299.11% and 123.35% year-on-year, respectively, while the passenger traffic volume of its international routes decreased by 82.23% year-on-year; and passenger load factor increased by 17.36 percentage points year- on-year to 72.91%, among which, the passenger load factor of its domestic and regional routes increased by 15.29 and 26.47 percentage points year-on-year, respectively, while the passenger load factor of its international routes decreased by 11.52 percentage points year-on- year.

In relation to freight transportation, the freight transportation business of the Company only consists of freight transportation operated through passenger aircraft, and such business is under exclusive operation by China Cargo Airlines Co., Ltd. In March 2021, freight traffic volume (measured by revenue freight tonne-kilometres) increased by 189.50% year-on-year.

In March 2021, the Company launched new domestic passenger transportation routes such as Nanjing — Lijiang, Jinan — Shenyang, Changzhou — Changsha, Wuhan — Urumqi, Kunming — Ordos, Wenzhou — Guilin, Ningbo — Zunyi — Xichang, Changchun — Hefei — Liuzhou, and Shenyang — Hefei — Nanning.

II.	STEADY RECOVERY OF PASSENGER TRANSPORTATION DEMAND OF THE COMPANY IN THE FIRST QUARTER OF 2021

As the situation of prevention and control of the novel coronavirus (COVID-19) pandemic in China continued to steadily improve and passengers’ willingness to travel increased, the demand for civil aviation passenger transportation is showing a trend of steady recovery and development. According to the industry development outlook in 2021 released by the Civil Aviation Administration of China in mid-March 2021, the total transportation scale of civil aviation in China for the year is expected to recover to over 80% of the level prior to the outbreak of COVID-19, and passenger transportation volume is expected to recover to about 90% of the level prior to the outbreak of COVID-19.

At the beginning of 2020, the outbreak of COVID-19 in China resulted in a significant decrease in passengers’ demand and willingness to travel, and the Company’s transportation capacity, passenger transportation volume and other indicators fell sharply. Along with the improvement of situation of COVID-19 in China, in the first quarter of 2021, passenger traffic capacity of domestic routes significantly improved as compared to the same period last year, and passenger transportation capacity, passenger traffic volume, passenger transportation volume and other indicators of domestic routes increased by over 50% year-on-year. In terms of route optimisation, the Company optimised 790 routes to 184 destinations in 34 provinces, cities and regions across China through a series of measures such as transferring part of the transportation capacity of international routes to domestic routes, launching new routes, increasing the frequency of flights and increasing the proportion of wide-body aircraft. In terms of product innovation, in the first quarter, the Company launched a variety of VIP room products including cultural and creative products, souvenirs and right cards ( 權益卡 ), and rolled out special meals for boutique routes departed from Shanghai, thereby further enriching the comprehensive and diversified product system.

At present, the situation of COVID-19 is still the greatest uncertainty affecting the recovery and development of the civil aviation industry. The situation of COVID-19 in other countries is still complicated and varies widely from country to country. The recovery of the international passenger transportation market has not yet shown any significant improvement. The Company will continue to pay attention to the situation of COVID-19 worldwide, closely follow the changes in market demand, and actively respond to the risks and challenges brought by COVID-19 to the production and operation.

III.	FLEET STRUCTURE

In March 2021, the Company introduced three A320NEO aircraft, and retired one A320 aircraft. As of the end of March 2021, the Company operated a total of 730 aircraft, including 285 self-owned aircraft, 253 aircraft under finance lease and 192 aircraft under operating lease.

Details of the fleet structure were as follows:

(Units)

No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	44	45	5	94
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	7	0	8
4	A330 series	30	21	5	56

	Narrow-body passenger aircraft	239	207	187	633
5	A320 series	137	134	71	342
6	B737 series	102	73	116	291

	Regional aircraft	2	1	0	3
7	ARJ series	2	1	0	3

	Total	285	253	192	730

Note:	The nine business aircraft self-owned by and held under trust of the Company were not included in the fleet structure.

IV.	MAJOR OPERATING DATA

	Amount	Amount			Total amount completed from	Total amount completed from
	completed	completed	Year-on-		January	January	Year-on-
	in March	in March	year		to March	to March	year
	2021	2020	increase		in 2021	in 2020	increase
Passenger Transportation Data
ASK (available seat-kilometres) (millions)	16,376.64	6,718.83	143.74%		37,225.43	36,701.68	1.43%
— Domestic routes	15,941.64	5,036.50	216.52%		35,992.96	22,915.68	57.07%
— International routes	385.42	1,637.72	-76.47%		1,093.00	13,194.28	-91.72%
— Regional routes	49.58	44.61	11.12%		139.46	591.71	-76.43%

RPK (revenue passenger-kilometres) (millions)	11,940.65	3,732.45	219.91%		21,518.71	21,824.63	-1.23%
— Domestic routes	11,777.78	1,951.02	299.11%		21,081.38	11,407.20	56.30%
— International routes	136.76	769.73	-82.23%		371.90	1,055.59	-95.89%
— Regional routes	26.12	11.69	123.35%		65.43	361.84	-81.92%

Number of passengers carried (thousands)	8,609.50	2,263.50	280.36%		17,635.47	13,717.61	28.56%
— Domestic routes	8,568.22	2,117.23	304.69%		17,529.23	11,438.40	53.25%
— International routes	23.85	136.71	-82.55%		61.49	1,004.12	-96.93%
— Regional routes	17.43	9.56	82.23%		44.76	275.09	-83.73%

Passenger load factor (%)	72.91	55.55	17.36	pts	65.87	67.64	-1.77	pts
— Domestic routes	73.88	58.59	15.29	pts	66.91	67.23	-0.33	pts
— International routes	35.48	47.00	-11.52	pts	34.03	68.63	-34.61	pts
— Regional routes	52.68	26.21	26.47	pts	46.91	61.15	-14.24	pts

Freight Transportation Data
AFTK (available freight tonne-kilometres) (millions)	967.94	230.07	320.71%		1,371.88	1,336.34	77.49%
— Domestic routes	354.36	88.96	298.34%		785.06	434.93	80.50%
— International routes	609.45	137.90	341.97%		1,575.35	880.44	78.93%
— Regional routes	4.13	3.22	28.31%		11.47	20.97	-45.30%

	Amount	Amount			Total amount completed from	Total amount completed from
	completed	completed	Year-on-		January	January	Year-on-
	in March	in March	year		to March	to March	year
	2021	2020	increase		in 2021	in 2020	increase
RFTK (revenue freight tonne- kilometres) (millions)	327.66	113.18	189.50%		810.17	441.13	83.66%
— Domestic routes	73.61	38.32	92.07%		198.87	139.09	42.98%
— International routes	253.20	73.90	242.62%		608.73	298.66	103.82%
— Regional routes	0.86	0.96	-10.89%		2.58	3.37	-23.57%

Weight of freight carried (million kg)	82.32	36.84	123.44%		213.62	140.38	52.18%
— Domestic routes	49.93	25.81	93.44%		136.06	96.88	40.44%
— International routes	31.52	10.16	210.32%		74.98	40.47	85.27%
— Regional routes	0.86	0.87	-0.87%		2.59	3.03	-14.72%

Freight load factor (%)	33.85	49.19	-15.34	pts	34.16	33.01	1.15	pts
— Domestic routes	20.77	43.08	-22.31	pts	25.33	31.98	-6.65	pts
— International routes	41.54	53.59	-12.05	pts	38.64	33.92	4.72	pts
— Regional routes	20.70	29.80	-9.10	pts	22.48	16.09	6.39	pts

Consolidated Data
ATK (available tonne-kilometres) (millions)	1,441.84	834.77	192.52%		1,722.17	1,639.49	23.34%
— Domestic routes	1,789.10	542.24	229.95%		1,024.43	1,497.34	61.15%
— International routes	644.14	285.29	125.78%		1,673.72	1,067.92	-19.06%
— Regional routes	8.60	7.24	18.78%		24.02	74.22	-67.64%

RTK (revenue tonne-kilometres) (millions)	1,395.30	443.46	214.64%		1,995.67	1,608.16	14.86%
— Domestic routes	1,126.73	299.65	276.01%		1,345.43	1,486.74	57.76%
— International routes	265.39	141.82	87.12%		641.84	1,086.41	-40.92%
— Regional routes	3.19	1.98	60.57%		8.39	35.01	-76.04%

Overall load factor (%)	57.14	53.12	4.02	pts	52.35	56.22	-3.86	pts
— Domestic routes	62.98	55.26	7.72	pts	58.28	59.53	-1.25	pts
— International routes	41.20	49.71	-8.51	pts	38.35	52.54	-14.19	pts
— Regional routes	37.07	27.42	9.65	pts	34.93	47.17	-12.24	pts

Note:

Freight transportation data only contained data of bellyhold space in passenger aircraft and passenger-to-freighter conversion. The table does not contain data of the total fleet of freighter aircraft.

V.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilisation of the information above.

The strike and impact of COVID-19 on the international and domestic businesses of the Company have great uncertainty in terms of their time span and severity. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 15 April 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).